UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SAASMAX, INC.

(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

78514T101

(CUSIP Number)

HAROLD C. MOLL

Box 866, Georgetown,

Grand Cayman, British West Indies

(818)-249-1157

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box       .

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78514T101

1.

Names of Reporting Person:  HAROLD C. MOLL

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

a.

      .

b.

      .

NOT APPLICABLE

3.

SEC Use Only:

4.

Source of Funds (See Instructions): 00 and PF

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.

Citizenship or Place of Organization: CANADA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.

Sole Voting Power:  1,379,192 shares of common stock

8.

Shared Voting Power:  N/A

9.

Sole Dispositive Power:  1,379,192 shares of common stock

10.

Shared Dispositive Power:  N/A

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:  1,379,192 shares of common stock

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  Not Applicable

13.

Percent of Class Represented by Amount in Row (11):  29%

14.

Type of Reporting Person (See Instructions):  IN

CUSIP No. 78514T101

ITEM 1.

SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is Shares of Common Stock, par value $0.001 per share, of SaaSMAX, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 3254 Prospect Ave., La Crescenta, CA 91214.

ITEM 2.

IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Harold C. Moll (the “Reporting Person”).  The business address of the Reporting Person is at Box 866, Georgetown, Grand Cayman, British West Indies.

The Reporting Person is the Chief Executive Officer, President and a Director of SaaSMAX, Inc.  The Reporting Person is a self-employed investor and financier.  He has in the past acted as a director and/or officer of a number of public companies including 3D Systems Inc. (3-D printing), PLC Systems Inc. (heart laser), Cornwall Petroleum and Resources Ltd. (oil exploration and production), American Energy Corporation (mineral exploration), International Potter Distilling Corporation (spirit beverages), and Calona Wines Ltd. (wine production and sales).  The Reporting Person does not currently hold any directorships in any other reporting companies.

During the past five years, the Reporting Person has not been:

(a)

convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or

(b)

a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a Canadian citizen.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person is the beneficial owner of 1,379,192 shares of Common Stock of the Issuer (the “Shares”).

On July 22, 2013, the Reporting Person acquired 750,000 shares of the Issuer's common stock (the "Consultant Shares") as part consideration in exchange for the Reporting Person acting as the Issuer's Chief Executive Officer, President and Director pursuant to the terms of a Management Consulting Agreement dated July 22, 2013 entered into between the Issuer and the Reporting Person. The Consultant Shares were issued pursuant to Section 4(2) of the United States Securities Act of 1933, as amended.

On June 14, 2013, the Reporting Person acquired 629,192 restricted shares of the Issuer’s common stock in private transactions with five separate parties.  The Reporting Person paid a total consideration of $12,583.84 for the 629,192 shares.

ITEM 4.

PURPOSE OF TRANSACTION.

The 750,000 Consultant Shares was part consideration in exchange for the Reporting Person acting as the Issuer's Chief Executive Officer, President and Director pursuant to the terms of a Management Consulting Agreement dated July 22, 2013 entered into between the Issuer and the Reporting Person.  The Consultant Shares were issued pursuant to Section 4(2) of the United States Securities Act of 1933, as amended.

The 629,192 restricted shares purchased by the Reporting Person were acquired for investment purposes.  The restricted shares were acquired with the Reporting Person’s personal funds as part of a plan to change the business of the Issuer from operating the SaaSMAX marketplace to marketing CCAT products. Subsequent to the acquisition of the restricted shares, the Issuer entered into an agreement with California Clean Air Technologies, LLC, a Nevada limited liability company (“CCAT”) to acquire Canadian marketing and distribution rights for CCAT’s propane diesel dual fuel retrofit system and disposed of its SaaSMAX business concurrent with the Reporting Person’s appointment as director and officer.

The Reporting Person is aware that the Issuer proposes to complete a 20-for-1 forward split.  The share split will be completed subject to approval by FINRA.

CUSIP No. 78514T101

The Reporting Person is aware that the Issuer proposes to offer on a private placement basis up to 150,000 pre-split (3,000,000 post-split) shares of its common stock at a price of $1.00 pre-split ($0.05 post-split) per share (the “Private Placement Offering”).  The proceeds of the Private Placement Offering will be used to pay the $50,000 promissory note issued to CCAT and for general corporate purposes.  There is no assurance that the Private Placement Offering or any part of it will be completed.

The above does not constitute an offer to sell or a solicitation of an offer to buy any of the Company’s securities in the United States. The securities have not been registered under the United States Securities Act of 1933, as amended and may not be offered or sold within the United States or to U.S. persons unless an exemption from such registration is available.

The Issuer is in negotiations to acquire up to 100% of CCAT.  Such acquisition would require the Issuer to issue a large block of shares (controlling interest) to the owners of CCAT as well as to meet financial conditions.  Exact terms have yet to be determined.  There is no assurance the proposed acquisition will complete.

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)

the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)

any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer’s business or corporate structure;

(g)

changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

any action similar to any of those enumerated above.

CUSIP No. 78514T101

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Person beneficially owns 1,379,192 Shares of Common Stock of the Issuer.  The 1,379,192 Shares of Common Stock are held directly by the Reporting Person.

The 1,379,192 Shares of Common Stock beneficially owned by the Reporting Person represents approximately 29% of the Issuer’s outstanding Shares of Common Stock based on 4,601,574 Shares of Common Stock outstanding as at July 23, 2013.

(b)

Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c)

Transactions Effected During the Past 60 Days:

The information required by this Item 5(c) is provided in Items 3 and 4 above.

(d)

Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares other than the Reporting Person.

(e)

Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Under the terms of the Management Consulting Agreement between the Issuer and the Reporting Person and subject to the Issuer completing equity financing totaling not less than $1,000,000, the Reporting Person agreed to act as the Issuer’s Chief Executive Officer, President and a Director in consideration of a base consulting fee of $5,000 per month which amount will be reviewed annually by the Board of Directors.  In addition to the base consulting fee, the Issuer issued 750,000 shares of common stock to the Reporting Person (the “Earn-Out Shares).  The Earn-Out Shares will be held in the custody of the Issuer or its designee and released to the Reporting Person on the basis of 10% of the original number of Earn-Out Shares on each anniversary of the Management Consultant Agreement.  Notwithstanding that the shares are held in custody and are not released to the Reporting Person, all voting and dividend rights in respect of the Earn-Out Shares shall accrue to the Reporting Person and he shall be entitled to exercise such rights and receive such benefits in respect of the Earn-Out Shares.  In the event of termination of the Management Consulting Agreement, any Earn-Out Shares not released, or scheduled to be released within six (6) months shall be returned to the Issuer for cancellation and the Reporting Person shall have no further rights in respect of such shares.  The Reporting Person shall execute any stock powers or other documents necessary to give effect to such cancellation and appoint the Issuer as his attorney for such purposes. The Board of Directors may also grant performance based bonuses annually and stock options under any stock option plan adopted by the Issuer.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

1.	Management Consulting Agreement dated July 22, 2013 between the Issuer and Harold C. Moll (1)

Notes:

(1)

Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on July 25, 2013.

CUSIP No. 78514T101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 1, 2013
Date

/s/ Harold C. Moll
Signature

HAROLD C. MOLL
Name/Title